UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 5

BLYTH, INC.

(Name of Subject Company (Issuer))

CB SHINE MERGER SUB, INC.

(Offeror)

a direct wholly owned subsidiary of

CB SHINE HOLDINGS, LLC

(Offeror)

a direct wholly owned subsidiary of

CARLYLE U.S. EQUITY OPPORTUNITY FUND, L.P.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.02 PER SHARE

(Title of Class of Securities)

09643P207

(CUSIP Number of Class of Securities)

Carlyle U.S. Equity Opportunity Fund, L.P.

c/o The Carlyle Group L.P.

Attention: David Stonehill

520 Madison Avenue

New York, NY 10022

(212) 813-4900

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Nazim Zilkha, Esq.

Chang-Do Gong, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

(212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$97,999,650	$11,387.56

(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $6.00 (i.e., the per share tender offer price) by (y) the sum of (a) 16,138,413 shares of Blyth common stock issued and outstanding and (b) 194,862 shares subject to issuance pursuant to restricted stock units granted and outstanding under the 2003 Second Amended and Restated Omnibus Incentive Plan, as amended. The foregoing share figures have been provided by the issuer to the offerors and are as of September 11, 2015, the most recent practicable date.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,387.56	Filing Party: Carlyle U.S. Equity Opportunity Fund, L.P., CB Shine Holdings, LLC and CB Shine Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: September 15, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 to the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”), filed by CB Shine Holdings, LLC, a Delaware limited liability company (“Parent”) and a direct subsidiary of Carlyle U.S. Equity Opportunity Fund, L.P., a Delaware limited partnership (“Sponsor”), and CB Shine Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a direct wholly owned subsidiary of Parent, amends and supplements the Schedule TO relating to the tender offer by Merger Sub to purchase all of the issued and outstanding shares of common stock, par value $0.02 per share (“Shares”), of Blyth, Inc., a Delaware corporation (“Blyth”), at a price of $6.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase. Except as set forth below, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO is hereby amended and supplemented by restating in its entirety the sub-section captioned “Austria” “ in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase as follows:

“Austria. The purchase of Shares in the Offer is subject to review by the Austrian Federal Competition Authority (“FCA”). Pursuant to the Austrian Cartel Act, notification to the FCA of the Offer and the Merger is required and the Offer and the Merger may not be consummated before the expiration of a four (4) week waiting period, or upon a waiver by the FCA and the Austrian Federal Cartel Prosecutor of their right to file a motion with the Austrian Federal Cartel Court to review the transactions. In the event the FCA or the Austrian Federal Cartel Prosecutor files a motion with the Austrian Cartel Court to review the Offer or the Merger, the waiting period may be extended for up to five (5) additional months. Parent and Blyth filed the required notice forms with the FCA on September 7, 2015. On October 6, 2015, the FCA declared that neither the FCA nor the Austrian Federal Cartel Prosecutor have requested an investigation of the transaction before the Austrian Federal Cartel Court. Accordingly, the condition to the Offer relating to obtaining a waiver by the FCA and the Austrian Federal Prosecutor of their right to file a motion for review before the Austrian Federal Cartel Court has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2015

CB SHINE MERGER SUB, INC.

By:	/s/ David Stonehill
Name:	David Stonehill
Title:	President and Treasurer

CB SHINE HOLDINGS, LLC

By:	/s/ David Stonehill
Name:	David Stonehill
Title:	President and Treasurer

CARLYLE U.S. EQUITY OPPORTUNITY FUND, L.P.

By: Carlyle Equity Opportunity GP, L.P., its general partner
By: Carlyle Equity Opportunity GP, L.L.C., its general partner

By:	/s/ David Stonehill
Name: David Stonehill
Title: Managing Director

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